EXHIBIT 99.1

Gentor Resources Inc.

PRESS RELEASE

Gentor Resources Obtains Final Drill Permit for its Turkish Karaburun
Project

Toronto, Canada – December 5, 2014 - Gentor Resources Inc. (“Gentor”or the “Company”) (TSX-V – “GNT”) is pleased to announce that it has received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey enabling it to undertake its planned Phase 1 diamond drilling program in the southern part of the Karaburun Project (“Project”).  The Project is a metasediment hosted VMS (volcanogenic massive sulphide) system in forest terrain about 17 kilometres northwest of the town of Boyabat in the Sinop District of the Black Sea region, northern central Turkey (see Figure 1).

Gentor now intends to ground-truth and drill test priority gossan/VMS targets in early 2015, once weather conditions allow.  The drill permit allows Gentor to prepare access roads and drill at up to 27 locations in the southern part of the Project.  Gentor proposes to drill an initial 12 holes for 2,100 metres.

Gentor has outlined at the Project a 2.5 kilometre long gossanous, Besshi-style VMS mineralised system within Mesozoic Ophiolite-related mafic volcaniclastics and metapelites, similar in both age and character to the Hanönü copper deposit, some 11 kilometres to the northwest. In a recent government tender process in September 2014, Gentor successfully bid for the area covering the remaining portion of the Project (reference is made to the Company’s press release dated September 10, 2014), the southern part of which was already held by the Company under an existing Turkish joint venture agreement (see Figure 2).  Work in both the southern joint venture agreement area and the northern license area, confirms widespread copper and zinc anomalism, in initial hand-held XRF measurement of stream sediment and soil geochemical samples, over outcropping and shallow depth continuations of gossan.

Exploration Review

Rock and soil geochemical results collected by Gentor at Karaburun have defined widespread Cu-Zn-Ag-Au and Co anomalism coincident with numerous stacked stratigraphic mineralised gossan horizons - numbered Main and 1 to 8.  Mapping and insitu soil analyses with portable XRF along 100 metre spaced N-S oriented soil geochemical profiles has confirmed and refined the anomalism in relation to the positions of insitu ironstone gossans and their down-slope boulder trains (Figure 3).  This data highlights the stratigraphically lower eastern end Main Lode as Cu-rich (+500 ppm Cu) and the central portion (No. 6/7 lodes) as Zn-rich (+250 ppm Zn), whereas the upper western lodes exhibit a more polymetallic Cu-Au-Ag rich signature.

Stream sediment sampling with portable XRF analysis conducted within the Sevlik Creek drainage encompassing the VMS system, highlights the anomalous copper and zinc geochemistry for several kilometres below the gossans and within the exposed system, against a low background elsewhere in the hanging wall zones (Figure 4).  In the footwall to the north of the main gossan zones, several anomalous drainages support potential for more mineralisation in the new license area.  Ongoing mapping and soil geochemistry over the central northern part of the new license led to the identification of new stringer-style mineralisation marked by narrow argillic and/or hematitic alteration zones with pyrite and copper oxides.  However, these are currently thought to represent possible feeders in the footwall zone.

The Company has established good working relations with its Turkish partner to promote local community acceptance and support for detailed exploration of the prospective sequence regionally as well as at Karaburun.

Additional information with respect to the Karaburun Project is included on the Gentor website (www.gentorresources.com).

Qualified Person
The exploration information disclosed in this press release has been reviewed, verified (including sampling, analytical and test data) and compiled by senior geologists under the direction of Dr. Peter Ruxton, who is a Professional Member of the Institute of Materials, Minerals and Mining (I.M.M.M.), a director of Gentor and a "qualified person" (as such term is defined in Canadian National Instrument 43-101 as promulgated by the Canadian Securities Administrators).

About Gentor
Gentor is a mineral exploration company with copper exploration properties in Turkey. The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in Turkey.

Cautionary Notes

Forward-Looking Information: This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineral resources, potential mineralization and the Company's exploration and development plans) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world copper markets and equity markets, political developments in Turkey, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 30, 2014 relating to the year ended December 31, 2013 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. investors are cautioned not to assume that any disclosure of mineralization contained in this press release is economically or legally mineable. U.S. investors are urged to closely consider all of the disclosures in the Company's reports filed pursuant to the United States Securities Exchange Act of 1934 which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.html.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Arnold T. Kondrat, President and CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.

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